UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)


                                 Trimeris, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
--------------------------------------------------------------------------------
                           (Title Class of Securities)

                                    896263100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           HealthCor Management, L.P.
                               Carnegie Hall Tower
                        152 West 57th Street, 47th Floor
                            New York, New York 10019
                        Attention: Mr. Steven J. Musumeci
                                 (212) 622-7888

                                 With a Copy to:
                                 Marc Weingarten
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2280
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 2, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 19 Pages)

--------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

--------------------------                            ----------------------
CUSIP NO. 896263100                 13D/A                    PAGE 2 of 19
--------------------------                            ----------------------

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            HealthCor Management, L.P.
            20-2893581
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [_]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-----------------------------------------------------------------------------
               (7)  SOLE VOTING POWER
NUMBER OF                                       0
               --------------------------------------------------------------
SHARES
               (8) SHARED VOTING POWER
BENEFICIALLY
                                                4,446,977
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                4,446,977
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                4,446,977

-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                19.90%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                             ----------------------
CUSIP NO. 896263100                 13D/A                     PAGE 3 of 19
--------------------------                             ----------------------

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCor Associates, LLC
            20-2891849
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [_]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            AF
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
----------------------------------------------------------------------------
               (7)  SOLE VOTING POWER
NUMBER OF                                       0
               --------------------------------------------------------------
SHARES
               (8) SHARED VOTING POWER
BENEFICIALLY
                                                4,446,977
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                4,446,977
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                4,446,977

-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                19.90%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                OO- limited liability company
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                             ----------------------
CUSIP NO. 896263100                 13D/A                      PAGE 4 of 19
--------------------------                             ----------------------


-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCor Offshore, Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [_]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            AF
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-----------------------------------------------------------------------------
               (7)  SOLE VOTING POWER
NUMBER OF                                       0
               --------------------------------------------------------------
SHARES
               (8) SHARED VOTING POWER
BENEFICIALLY
                                                2,885,325
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                2,885,325
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                2,885,325
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                12.91%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                OO-limited company
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                               ----------------------
CUSIP NO. 896263100                 13D/A                      PAGE 5 of 19
--------------------------                               ----------------------


-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCor Offshore Master Fund, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [_]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            AF
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-----------------------------------------------------------------------------
               (7)  SOLE VOTING POWER
NUMBER OF                                       0
               --------------------------------------------------------------
SHARES
               (8) SHARED VOTING POWER
BENEFICIALLY
                                                2,885,325
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                2,885,325
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                2,885,325
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                12.91%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                OO-limited company
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                               ----------------------
CUSIP NO. 896263100                 13D/A                      PAGE 6 of 19
--------------------------                               ----------------------


-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCor Offshore GP, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [_]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            AF
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-----------------------------------------------------------------------------
               (7)  SOLE VOTING POWER
NUMBER OF                                       0
               --------------------------------------------------------------
SHARES
               (8) SHARED VOTING POWER
BENEFICIALLY                                    2,885,325

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                2,885,325
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                2,885,325
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                12.91%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                OO-limited company
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                               ----------------------
CUSIP NO. 896263100                 13D/A                      PAGE 7 of 19
--------------------------                               ----------------------


-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCor Hybrid Offshore, Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [_]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            AF
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-----------------------------------------------------------------------------
               (7)  SOLE VOTING POWER
NUMBER OF                                       0
               --------------------------------------------------------------
SHARES
               (8) SHARED VOTING POWER
BENEFICIALLY                                    690,110

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                690,110
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                690,110
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                3.10%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                OO-limited company
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                               ----------------------
CUSIP NO. 896263100                 13D/A                       PAGE 8 of 19
--------------------------                               ----------------------


-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCor Hybrid Offshore Master Fund, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [_]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            AF
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-----------------------------------------------------------------------------
               (7)  SOLE VOTING POWER
NUMBER OF                                       0
               --------------------------------------------------------------
SHARES
               (8) SHARED VOTING POWER
BENEFICIALLY                                    690,110

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                690,110
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                690,110
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                3.10%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                OO-limited company
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                               ----------------------
CUSIP NO. 896263100                 13D/A                      PAGE 9 of 19
--------------------------                               ----------------------


-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCor Hybrid Offshore GP, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [_]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            AF
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-----------------------------------------------------------------------------
               (7)  SOLE VOTING POWER
NUMBER OF                                       0
               --------------------------------------------------------------
SHARES
               (8) SHARED VOTING POWER
BENEFICIALLY                                    690,110

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                690,110
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                690,110
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                3.10%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                OO-limited company
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                               ----------------------
CUSIP NO. 896263100                 13D/A                     PAGE 10 of 19
--------------------------                               ----------------------


-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCor Group, LLC
            51-0551771
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [_]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            AF
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-----------------------------------------------------------------------------
               (7)  SOLE VOTING POWER
NUMBER OF                                       0
               --------------------------------------------------------------
SHARES
               (8) SHARED VOTING POWER
BENEFICIALLY                                    4,413,657

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                4,413,657
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                4,413,657
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                19.75%
-----------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **
                                                OO-limited liability company
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                               ----------------------
CUSIP NO. 896263100                 13D/A                     PAGE 11 of 19
--------------------------                               ----------------------


-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCor Capital, L.P.
            51-0551770
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [_]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            AF
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-----------------------------------------------------------------------------
               (7)  SOLE VOTING POWER
NUMBER OF                                       0
               --------------------------------------------------------------
SHARES
               (8) SHARED VOTING POWER
BENEFICIALLY                                    838,222

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                838,222
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                838,222
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                3.75%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                               ----------------------
CUSIP NO. 896263100                 13D/A                     PAGE 12 of 19
--------------------------                               ----------------------


-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCor L.P.
            20-3240266
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [_]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            AF
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-----------------------------------------------------------------------------
               (7)  SOLE VOTING POWER
NUMBER OF                                       0
               --------------------------------------------------------------
SHARES
               (8) SHARED VOTING POWER
BENEFICIALLY                                    838,222

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                838,222
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                838,222

-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                3.75%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                               ----------------------
CUSIP NO. 896263100                 13D/A                     PAGE 13 of 19
--------------------------                               ----------------------


-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arthur Cohen
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [_]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            AF
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------------
               (7)  SOLE VOTING POWER
NUMBER OF                                       0
               --------------------------------------------------------------
SHARES
               (8) SHARED VOTING POWER
BENEFICIALLY                                    4,446,977

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                4,446,977
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                4,446,977
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                               19.90%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                               IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                               ----------------------
CUSIP NO. 896263100                 13D/A                     PAGE 14 of 19
--------------------------                               ----------------------


-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph Healey
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [_]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            AF
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------------
               (7)  SOLE VOTING POWER
NUMBER OF                                       0
               --------------------------------------------------------------
SHARES
               (8) SHARED VOTING POWER
BENEFICIALLY                                    4,446,977

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                4,446,977
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                4,446,977
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                19.90%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                               ----------------------
CUSIP NO. 896263100                 13D/A                     PAGE 15 of 19
--------------------------                               ----------------------

Item 1.           SECURITY AND ISSUER

This Amendment No. 8 ("Amendment No. 8") hereby amends the Schedule 13D filed by HealthCor Management, L.P, HealthCor Associates, LLC, HealthCor Offshore, Ltd., HealthCor Hybrid Offshore, Ltd., HealthCor Group, LLC, HealthCor Capital, L.P., HealthCor, L.P., Joseph Healey and Arthur Cohen on August 8, 2007 (as corrected by the amendment filed on August 9, 2007), as previously amended (the "Original
Schedule 13D" and collectively with Amendment No. 8, the "Schedule 13D") with regards to the shares of Common Stock of Trimeris, par value .001 (the "Shares").

ITEM 2.           IDENTITY AND BACKGROUND

(a) - (c), (f) This statement is being filed by the following:

  (i) HealthCor Management, L.P., a Delaware limited partnership, Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019;

 (ii) HealthCor Associates, LLC, a Delaware limited liability company, Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019;

 (iii) HealthCor Offshore, Ltd., a Cayman Islands limited company, Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019;

 (iv) HealthCor Offshore Master Fund, L.P., a Cayman Islands limited partnership, Carnegie Hall Tower, 152 West 57th Street, 47th Floor, New York, New York 10019;

 (v) HealthCor Offshore GP, LLC, a Delaware limited liability company, Carnegie Hall Tower, 152 West 57th Street, 47th Floor, New York, New York 10019;

 (vi) HealthCor Hybrid Offshore, Ltd., a Cayman Islands limited company, Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019;

 (vii) HealthCor Hybrid Offshore Master Fund, L.P., a Cayman Islands limited partnership, Carnegie Hall Tower, 152 West 57th Street, 47th Floor, New York, New York 10019;

 (viii) HealthCor Hybrid Offshore GP, LLC, a Delaware limited liability company, Carnegie Hall Tower, 152 West 57th Street, 47th Floor, New York, New York 10019;

 (ix) HealthCor Group, LLC, a Delaware limited liability company, Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019;

 (x) HealthCor Capital, L.P., a Delaware limited partnership, Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019;

 (xi) HealthCor, L.P., a Delaware limited partnership, Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019;

 (xii) Joseph Healey; Carnegie Hall Tower, 152 West 57th Street, 47th Floor New York, New York 10019; and

 (xiii) Arthur Cohen, 12 South Main Street, #203 Norwalk, Connecticut 06854. Both Mr. Healey and Mr. Cohen are United States citizens.

--------------------------                               ----------------------
CUSIP NO. 896263100                 13D/A                    PAGE 16 of 19
--------------------------                               ----------------------

HealthCor, L.P., HealthCor Offshore Master Fund, L.P. and HealthCor Hybrid Offshore Master Fund, L.P. (the "HealthCor Funds") are the three beneficial owners of the Common Stock, with the exception of a total of 33,320 shares of Common Stock underlying presently exerciseable options and/or options that will be exerciseable in the next sixty (60) days, 16,660 of which are held by Arthur Cohen and 16,660 of which are held by Joseph Healey, respectively, in their capacity as directors of the Issuer. By virtue of their position as feeder funds, HealthCor Offshore, Ltd. and HealthCor Hybrid Offshore, Ltd. may be deemed beneficial owners of the shares of Common Stock owned by HealthCor Offshore Master Fund, L.P., and HealthCor Hybrid Offshore Master Fund, L.P., respectively. HealthCor Offshore GP, LLC is the general partner of HealthCor Offshore Master Fund, L.P. and HealthCor Hybrid Offshore GP, LLC is the general partner of HealthCor Hybrid Offshore Master Fund, L.P. The investment manager of each of the funds is HealthCor Management, L.P. HealthCor Associates, LLC is the general partner of HealthCor Management, L.P. and Arthur Cohen and Joseph Healey are the managers of HealthCor Associates, LLC. The general partner of HealthCor, L.P. is HealthCor Capital, L.P. and the general partner of HealthCor Capital, L.P., HealthCor Offshore GP, LLC and HealthCor Hybrid Offshore GP, LLC is HealthCor Group, LLC.

Collectively, the foregoing entities and individuals will be referred to as "HEALTHCOR" or the "Reporting Persons". The principal business of HealthCor is the providing of investment advisory services to the HealthCor Funds. No officer or director of HealthCor other than Messrs. Healey and Cohen holds a controlling number of ownership shares or membership interests or has voting or investment power.

(d) - (e)

During the last five years, no member of HealthCor has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.           PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On October 2, 2009, Arigene Co., Ltd., a corporation organized under the laws of the Republic of Korea (the "Parent"), RTM Acquisition Company, a Delaware corporation and wholly-owned subsidiary of the Parent (the "Purchaser") and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"). As a condition to entering into the Merger Agreement, Parent and Purchaser required that certain stockholders, including certain of the Reporting Persons, enter into that certain Tender and Support Agreement (the "Tender Agreement") by and among the Parent, the Purchaser and certain stockholders and optionholders of the Issuer listed on Annex I thereto (the "Stockholders"). Pursuant to the Tender Agreement, each Stockholder agrees to tender all shares owned by such Stockholder pursuant to the terms of the offer outlined in the Merger Agreement and to take such actions necessary to complete the tender of such shares.

The Tender Agreement includes certain standard representations and warranties on the part of the Stockholders and each of the Parent and the Purchaser, respectively, as well as certain additional Stockholder covenants, including but not limited to covenants that the Stockholders will (a) vote their shares in favor of the Merger Agreement; and against any other transaction which would impede the closing of the transactions contemplated by the Merger Agreement; (b) grant to each executive officer

--------------------------                               ----------------------
CUSIP NO. 896263100                 13D/A                    PAGE 17 of 19
--------------------------                               ----------------------

of the Purchaser an irrevocable proxy (to the fullest extent permitted by law) to vote each Stockholder's respective shares as indicated in the previous clause and (c) will not transfer the subject shares pending the merger. The Tender Agreement will terminate automatically upon the later of the termination of the Merger Agreement in accordance with its terms and the termination of the offer by the Parent. The Tender Agreement also entitles the Parent and Purchaser to specific performance. The foregoing description is a summary only and is qualified by reference to the Tender Agreement, which is attached as Exhibit 4 hereto.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original 13D is hereby amended and restated in the entirety as follows:

(a) - (b) As of October 5, 2009, the Reporting Persons beneficially own in the aggregate 4,460,057 shares of Common Stock which represents approximately 19.90% of the Issuer's Common Stock outstanding.

The aggregate percentage beneficially owned by the Reporting Persons is based upon 22,349,841 shares of Common Stock of the Issuer issued and outstanding as of August 3, 2009, as reported in the Issuer's Form 10-Q filed for the quarterly period ending on June 30, 2009.

The HealthCor Funds are the beneficial owners of the Common Stock of the Issuer with the exception of a total of 33,320 shares of Common Stock underlying presently exerciseable options and/or options that will be exerciseable in the next sixty (60) days, 16,660 of which are held by Arthur Cohen and 16,660 of which are held by Joseph Healey, respectively, in their capacity as directors of the Issuer. Messrs. Healey and Cohen hold these stock options as nominees for HealthCor Management, L.P. and disclaim beneficial ownership of any and all such securities except to the extent of their pecuniary interest therein. As the investment manager of each of the funds, HealthCor Management, L.P. may also be deemed to be the beneficial owner of the Common Stock held by such funds. HealthCor Management, L.P. may also be deemed the beneficial owner of the Common Stock underlying the options held by Messrs. Cohen and Healey. In addition, each of Messrs. Healey and Cohen hold, in their capacity as directors of the Issuer and for the benefit of HealthCor Management, L.P., approximately 23,340, or an aggregate of 46,680 additional shares of Common Stock underlying options not exerciseable within the next sixty (60) days.

By virtue of their position as feeder funds, HealthCor Offshore, Ltd. and HealthCor Hybrid Offshore, Ltd. may be deemed beneficial owners of the shares of Common Stock owned by HealthCor Offshore Master Fund, L.P., and HealthCor Hybrid Offshore Master Fund, L.P., respectively.

As the general partner of HealthCor Offshore Master Fund, L.P., HealthCor Offshore GP, LLC and its general partner, HealthCor Group, LLC, may be deemed the beneficial owners of that portion of the Common Stock beneficially owned by HealthCor Offshore Master Fund, L.P.

As the general partner of HealthCor Hybrid Offshore Master Fund, L.P., HealthCor Hybrid Offshore GP and its general partner, HealthCor Group, LLC, may be deemed the beneficial owners of that portion of the Common Stock beneficially owned by HealthCor Hybrid Offshore Master Fund, L.P.

As the general partner of HealthCor, L.P., HealthCor Capital, L.P., and its general partner, HealthCor Group, LLC, may be deemed the beneficial owners of that portion of the Common Stock beneficially owned by HealthCor, L.P.

HealthCor Associates, LLC, the general partner of HealthCor Management, L.P., may also be deemed to be the beneficial owner of the Common Stock. The managers

--------------------------                               ----------------------
CUSIP NO. 896263100                 13D/A                     PAGE 18 of 19
--------------------------                               ----------------------

of HealthCor Associates, LLC, Arthur Cohen and Joseph Healey, have both voting and investment power with respect to the Common Stock reported herein, and therefore may also be deemed to be the beneficial owners of such Common Stock. As a result of the foregoing, HealthCor comprises a "group" within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Statement and any future amendment by HealthCor, and the inclusion of information herein or therein with respect to the Reporting Persons, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each Reporting Person disclaims any beneficial ownership of the shares covered by this Schedule 13D beyond his or its actual pecuniary interest therein.

(c) The Reporting Persons have not effected any transactions in the shares of Common Stock during the past 60 days.

(d) No person, other than HealthCor Management, L.P., has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

Item 6 is hereby amended and restated in the entirety as follows:

       On October 2, 2009, certain of the Reporting Persons, Purchaser and Parent entered into the Tender Agreement as described above herein at Item 4 and attached hereto as Exhibit 4.

       Except as otherwise set forth in this Item 6, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended by the addition of the following:

Exhibit 3. Amended and Restated Joint Filing Agreement, dated as of October 6, 2009, by and among the Reporting Persons

Exhibit 4. Tender Agreement

--------------------------                               ----------------------
CUSIP NO. 896263100                 13D/A                     PAGE 19 of 19
--------------------------                               ----------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 6, 2009

                  HEALTHCOR MANAGEMENT, L.P., for itself and as manager on behalf of (i) HEALTHCOR OFFSHORE, LTD. and (ii) HEALTHCOR HYBRID OFFSHORE, LTD.

                      By: HealthCor Associates, LLC, its general partner

                      By: /s/ John H. Coghlin
                      -------------------------------------
                      Name: John H. Coghlin
                      Title: General Counsel

                  HEALTHCOR CAPITAL, L.P., for itself and as general partner on behalf of HEALTHCOR L.P.

                      By: HealthCor Group, LLC, its general partner

                      By: /s/ John H. Coghlin
                      -------------------------------------
                      Name: John H. Coghlin
                      Title: General Counsel

                  HEALTHCOR OFFSHORE GP, LLC, for itself and as general partner of behalf of HEALTHCOR OFFSHORE MASTER FUND, L.P.

                      By: HealthCor Group, LLC, its general partner

                      By: /s/ John H. Coghlin
                      -------------------------------------
                      Name:  John H. Coghlin
                      Title:  General Counsel

                  HEALTHCOR HYBRID OFFSHORE GP, LLC, for itself and as general partner of behalf of HEALTHCOR HYBRID OFFSHORE MASTER FUND, L.P.

                      By: HealthCor Group, LLC, its general partner

                      By: /s/ John H. Coghlin
                      -------------------------------------
                      Name:  John H. Coghlin
                      Title:  General Counsel

                  HEALTHCOR ASSOCIATES, LLC

                      By: /s/ John H. Coghlin
                      -------------------------------------
                      Name: John H. Coghlin
                      Title: General Counsel

                   HEALTHCOR GROUP, LLC

                      By: /s/ John H. Coghlin
                      -------------------------------------
                      Name: John H. Coghlin
                      Title: General Counsel

                  JOSEPH HEALEY, Individually

                      /s/ Joseph Healey
                      -----------------------------------

                  ARTHUR COHEN, Individually

                      /s/ Arthur Cohen
                      -----------------------------------

                                    EXHIBIT 3

                 AMENDED AND RESTATED JOINT FILING AGREEMENT

         The Joint Filing Agreement previously entered into by certain of the Reporting Persons is amended and restated in the entirety as set forth herein. The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated:   October 6, 2009


                  HEALTHCOR MANAGEMENT, L.P., for itself and as manager on behalf of (i) HEALTHCOR OFFSHORE, LTD. and (ii) HEALTHCOR HYBRID OFFSHORE, LTD.

                      By: HealthCor Associates, LLC, its general partner

                      By: /s/ John H. Coghlin
                      -------------------------------------
                      Name: John H. Coghlin
                      Title: General Counsel

                  HEALTHCOR CAPITAL, L.P., for itself and as general partner on behalf of HEALTHCOR L.P.

                      By: HealthCor Group, LLC, its general partner

                      By: /s/ John H. Coghlin
                      -------------------------------------
                      Name: John H. Coghlin
                      Title: General Counsel

                  HEALTHCOR OFFSHORE GP, LLC, for itself and as general partner of behalf of HEALTHCOR OFFSHORE MASTER FUND, L.P.

                      By: HealthCor Group, LLC, its general partner

                      By: /s/ John H. Coghlin
                      -------------------------------------
                      Name:  John H. Coghlin
                      Title:  General Counsel

                  HEALTHCOR HYBRID OFFSHORE GP, LLC, for itself and as general partner of behalf of HEALTHCOR HYBRID OFFSHORE MASTER FUND, L.P.

                      By: HealthCor Group, LLC, its general partner

                      By: /s/ John H. Coghlin
                      -------------------------------------
                      Name:  John H. Coghlin
                      Title:  General Counsel

                  HEALTHCOR ASSOCIATES, LLC

                      By: /s/ John H. Coghlin
                      -------------------------------------
                      Name: John H. Coghlin
                      Title: General Counsel

                  HEALTHCOR GROUP, LLC

                      By: /s/ John H. Coghlin
                      -------------------------------------
                      Name: John H. Coghlin
                      Title: General Counsel

                  JOSEPH HEALEY, Individually

                      /s/ Joseph Healey
                      -----------------------------------

                  ARTHUR COHEN, Individually

                      /s/ Arthur Cohen
                      -----------------------------------